UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HD Supply Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

40416M 105
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)
___________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ x ] Rule 13d-1(d)

CUSIP No. 40416M 105
1	Name of reporting persons. THD Holdings, LLC (*)
2	Check the appropriate box if a member of a group. (a) ☐ (See instructions) (b) ☐
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. None
	6	Shared voting power. 4,075,700
	7	Sole dispositive power. None
	8	Shared dispositive power. 4,075,700
9	Aggregate amount beneficially owned by each reporting person. 4,075,700(**)
10	Check box if the aggregate amount in row (9) excludes certain shares. ☐ (see instructions).
11	Percent of class represented by amount in row (9). 2.1%
12	Type of reporting person. CO

(*)
These shares are owned of record by THD Holdings, LLC, which is a wholly-owned subsidiary of The Home Depot, Inc. The Home Depot, Inc. shares voting and investment power with regard to the shares held by THD Holdings, LLC.

(**)
Does not include any shares of common stock that may be owned by other parties to the Second Amended and Restated Stockholders Agreement of HD Supply Holdings, Inc. dated September 21, 2007, as amended by the Amendment thereto, dated as of July 2, 2013 and the Second Amendment thereto, dated as of November 13, 2013. The reporting persons disclaim beneficial ownership of such shares.

CUSIP No. 40416M 105
1	Name of reporting persons. The Home Depot, Inc. (*)
2	Check the appropriate box if a member of a group. (a) ☐ (See instructions) (b) ☐
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. None
	6	Shared voting power. 4,075,700
	7	Sole dispositive power. None
	8	Shared dispositive power. 4,075,700
9	Aggregate amount beneficially owned by each reporting person. 4,075,700(**)
10	Check box if the aggregate amount in row (9) excludes certain shares. ☐ (see instructions).
11	Percent of class represented by amount in row (9). 2.1%
12	Type of reporting person. CO

(*)
The shares are owned of record by THD Holdings, LLC, which is a wholly-owned subsidiary of The Home Depot, Inc. The Home Depot, Inc. shares voting and investment power with regard to the shares held by THD Holdings, LLC.

(**)
Does not include any shares of common stock that may be owned by other parties to the Second Amended and Restated Stockholders Agreement of HD Supply Holdings, Inc. dated September 21, 2007, as amended by the Amendment thereto, dated as of July 2, 2013 and the Second Amendment thereto, dated as of November 13, 2013. The reporting persons disclaim beneficial ownership of such shares.

CUSIP No. 40416M 105

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G filed on February 14, 2014 (the “Original 13G Filing”). The Original 13G Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original 13G Filing, as amended. This Amendment No. 1 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by THD Holdings, LLC and The Home Depot, Inc. (the “reporting persons”).

Item 4 is hereby amended and restated as follows:

Item 4.     Ownership.

(a)    Amount beneficially owned:
The reporting persons beneficially own 4.075,700 shares of common stock.

(b)    Percent of class:
2.1%

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or direct the vote:
None

(ii)    Shared power to vote or to direct the vote:
4.075,700

(iii)    Sole power to dispose or direct the disposition of:
None

(iv)    Shared power to dispose or to direct the disposition of:
4.075,700

The shares are owned of record by THD Holdings, LLC, which is a wholly-owned subsidiary of The Home Depot, Inc. The Home Depot, Inc. shares voting and investment power with regard to the shares held by THD Holdings, LLC.

Item 5 is hereby amended and restated as follows:

Item 5.     Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 8 is hereby amended and restated as follows:

Item 8.     Identification and Classification of Members of the Group.
THD Holdings, LLC, is a party to the Second Amended and Restated Stockholders Agreement, dated as of September 21, 2007 (as amended by the Amendment thereto, dated as of July 2, 2013 and the Second Amendment thereto, dated as of November 13, 2013, the “Stockholders Agreement”), among HD Supply Holdings, Inc. (formerly known as HDS Investment Holding, Inc.) (“HD Supply”), Clayton Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners V, L.P., Carlyle Partners V-A, L.P., CP V Coinvestment A, L.P., CP V Coinvestment B, L.P., Bain Capital Integral Investors 2006, LLC, THD Holdings, LLC and the other stockholders party thereto filed by the HD Supply with the SEC as Exhibit 4.21 to the Form S-1/A filed on June 13, 2013, Exhibit 4.19 to the Form 10-Q filed on September 20, 2013 and Exhibit 10.1 to the Form 8-K filed on November 14, 2013. The Stockholders

CUSIP No. 40416M 105

Agreement requires the parties thereto to vote their shares of the common stock of HD Supply (the “Common Stock”) for directors that are designated in accordance with the provisions of the Stockholders Agreement.
The stock ownership reported for THD Holdings, LLC does not include any shares owned by other parties to the Stockholders Agreement. THD Holdings, LLC disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement. The aggregate number of shares of Common Stock beneficially owned collectively by the parties to the Stockholders Agreement, based on available information, is approximately 30,539,550, which represents approximately 15.6% of the outstanding Common Stock.

Exhibits

1	Joint Filing Agreement, dated February 14, 2014, between the reporting persons, incorporated herein by reference to Exhibit 1 on Schedule 13G (filing date February 14, 2014).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015
THD Holdings, LLC

By: /s/ Teresa Wynn Roseborough
Name: Teresa Wynn Roseborough
Title: Vice President and Secretary

The Home Depot, Inc.

By: /s/ Teresa Wynn Roseborough
Name: Teresa Wynn Roseborough
Title: Executive Vice President, General Counsel and Corporate Secretary